COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this "Agreement") is made and entered into as of December 21, 2023 (the "Effective Date"), by and among Universal Electronics Inc., a Delaware corporation (the "Company"), on the one hand, and Toro 18 Holdings LLC, a Delaware limited liability company ("Toro 18"), Immersion Corporation, a Delaware corporation ("Immersion"), William C. Martin and Eric Singer (collectively with Toro 18, Immersion and Mr. Martin, the "Investor Parties" and each, an "Investor Party"), on the other hand. The Company and the Investor Parties are each herein referred to as a "Party" and collectively as the "Parties." Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Section 13 below.

WHEREAS, the Investor Parties beneficially own 1,544,647 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), as of the Effective Date; and

WHEREAS, the Company and the Investor Parties have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the "Board") and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. **Board Composition and Related Matters**.

    (a)   Board Matters.

    (i)   Simultaneously with the execution of this Agreement, the Board shall appoint Mr. Singer (the "First New Director") as a Class II director serving a term expiring at the Company's 2024 Annual Meeting of Stockholders (including any adjournments, postponements, reschedulings or continuations thereof and any meeting which may be called in lieu thereof, the "2024 Annual Meeting") or at such time when the First New Director's successor is duly elected and qualified.

    (ii)   Prior to the Effective Date, the Board, upon a favorable recommendation from the Corporate Governance and Nominating Committee of the Board (the "Nominating Committee"), (A) determined that the First New Director satisfied the independence standards of the Nasdaq Stock Market LLC ("Nasdaq"), the requirements of the Company's Restated Certificate of Incorporation (as amended and may be further amended, the "Charter"), the Company's Amended and Restated By-Laws (as may be amended, the "Bylaws") and the Company's other governance documents and policies, and any applicable law and (B) approved the qualifications of the First New Director to serve on the Board. Such determination included the First New Director (v) providing information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and a fully completed and executed copy of the Company's director candidate questionnaire (substantially in the form completed by the Company's incumbent non-management directors) (the "D&O Questionnaire"), (w) agreeing to comply at all times with the Company Policies (as defined below), (x) having consented to an appropriate background check, (y) participating in an interview by, and receiving a favorable recommendation from, the Nominating Committee, and (z) to the extent the other members of the Board requested, meeting with all other members of the Board.

(iii) The Company shall include the First New Director in the Company's slate of nominees for election as a director of the Company at the 2024 Annual Meeting and shall use commercially reasonable efforts to cause the election of the First New Director to the Board at the 2024 Annual Meeting, including the Board recommending that the Company's stockholders vote in favor of the election of the First New Director in the Company's proxy statement for the 2024 Annual Meeting and otherwise support the First New Director for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate. As a condition to being named in the Company's slate of nominees for the 2024 Annual Meeting, the First New Director shall have consented to serving on the Board for a full term, if elected at the 2024 Annual Meeting, and to being named as a nominee in the Company's proxy statement for the 2024 Annual Meeting.

(iv) In the event that on December 31, 2024, the Investor Parties satisfy the Minimum Ownership Threshold, then the Board shall take all necessary actions to appoint an additional new director (the "Second New Director" and together with the First New Director, the "New Directors"), and such appointment shall be effective and the Second New Director shall be seated immediately following the Company's 2025 Annual Meeting of Stockholders (including any adjournments, postponements, reschedulings or continuations thereof and any meeting which may be called in lieu thereof, the "2025 Annual Meeting"); provided, that prior to such appointment and seating, the Second New Director shall (A) be identified by the Investor Parties and approved by the Board (with such approval not to be unreasonably withheld, conditioned or delayed), (B) be deemed by the Board to not be a current or former employee, officer, director or partner or immediate family member of the Investor Parties or any of their Affiliates and satisfy the independence standards of Nasdaq, the requirements of the Charter, the Bylaws and the Company's other governance documents and policies, and any applicable law and (C) have participated in reasonable customary procedures for all new director candidates, including, but not limited to, completing the D&O Questionnaire, consenting to an appropriate background check, participating in an interview by, and receiving a favorable recommendation from, the Nominating Committee, and to the extent the other members of the Board request, meeting with all other members of the Board; provided, however, that if during the regular trading sessions for the thirty (30) day period commencing on the second (2nd) Business Day after the Company releases its full-year 2024 earnings (such period, the "Evaluation Period") the volume-weighted average price at which the Common

Stock traded is $18.00 per share of Common Stock or more during the Evaluation Period, then the Board shall not be obligated to appoint the Second New Director.

(v)   Each Party acknowledges that the New Directors shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board (collectively, the "Company Policies"), and will be required to strictly adhere to the Company's policies on confidentiality and insider trading imposed on all members of the Board. Notwithstanding anything to the contrary contained in this Agreement or the Company Policies, the Company agrees that the First New Director may provide confidential information of the Company to the Investor Parties that the First New Director learns in his capacity as a member of the Board; provided, however, that prior to the First New Director providing such confidential information to the Investor Parties, the Company, the First New Director and the Investor Parties shall execute a customary non-disclosure agreement, substantially in the form attached hereto as Exhibit A, pursuant to which, among other things, (A) the Investor Parties are informed of the confidential nature of the confidential information and (B) the Investor Parties shall refrain from disclosing the confidential information to anyone, by any means, or from otherwise using the confidential information in any way other than in connection with assisting the Investor Parties in the evaluation of its investment in the Company.

(vi)   The Company agrees that the New Directors (and any Replacement (as defined below)) shall receive (A) the same benefits of director and officer insurance as all other non-management directors on the Board, (B) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (C) such other benefits on the same basis as all other non-management directors on the Board; provided, however, that the Company cannot affect, influence or otherwise change, and shall not be responsible for, how any of the Investor Parties classifies or discloses its pecuniary interest in or beneficial ownership of any equity compensation paid to the New Directors.

(b)   Board Committees.

(i)   Upon the appointment of the First New Director to the Board, the First New Director will be appointed to the Compensation Committee of the Board.

(ii)   Without limiting the foregoing, the Board shall give each New Director the same due consideration for membership to each of the Board's committees and subcommittees, including, but not limited to, any new committees and subcommittees that may be established on or after the Effective Date, as any other director.

(c)   Replacement Rights. If during the period between the Effective Date and the Termination Date (as defined below), the Investor Parties satisfy the Minimum Ownership Threshold, and either (i) the First New Director is unable to serve on the Board due to death or disability or (ii) the Second New Director is unable to serve on the Board for any reason, then the Investor Parties shall be entitled to designate a candidate to replace either the First New Director or the Second New Director, as applicable (a "Replacement"), and such Replacement shall be promptly appointed to the Board, but no later than five Business Days after the Board has approved of such candidate (with such approval not to be unreasonably withheld, conditioned or delayed), subject to the criteria and procedures detailed below; provided, however, that any Replacement for the Second New Director shall not be a current or former employee, officer, director or partner or immediate family member of the Investor Parties or any of their Affiliates. Any Replacement identified pursuant to this Section 1(c) shall satisfy the independence standards of Nasdaq, the requirements of the Charter, the Bylaws and the Company's other governance documents and policies, and any applicable law. As a condition to being appointed to the Board, any Replacement shall have participated in reasonable customary procedures for all new director candidates. Such procedures shall include, (A) providing information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and a fully completed and executed copy of the D&O Questionnaire, (B) agreeing to comply at all times with the Company Policies, (C) having consented to an appropriate background check, (D) participating in an interview by, and receiving a favorable recommendation from, the Nominating Committee and (E) to the extent the other members of the Board request, meeting with all other members of the Board; provided, that the Company shall use reasonable best efforts to conclude the foregoing procedures within ten (10) business days of having a candidate identified by the Investor Parties to serve as a Replacement. In the event the Nominating Committee determines in good faith not to appoint any Replacement proposed by the Investor Parties, the Investor Parties will be entitled to propose additional Replacements for consideration, and the provisions of this Section 1(c) shall continue to apply. Following the appointment of a Replacement, all references to "New Director" in this Agreement, to the extent applicable to such New Director but for his or her departure from the Board, shall be deemed references to the Replacement instead.

2. **Voting Commitment**.

(a) Until the date this Agreement terminates or is terminated pursuant to the terms hereof (the "Termination Date"), the Investor Parties shall, or shall cause their respective Representatives to (i) appear in person or by proxy at each Stockholder Meeting, whether such meeting is held at a physical location or virtually by means of remote communications, and (ii) vote, or deliver consents or consent revocations with respect to, all shares of Common Stock beneficially owned by the Investor Parties or their Affiliates in accordance with the Board's recommendations with respect to any and all proposals, including, but not limited to, proposals related to director elections, removals or replacements, or the issuance of equity in connection with employee compensation, submitted to stockholders at such Stockholder Meeting; provided, however, that in the event either Institutional Stockholder Services, Inc. ("ISS") or Glass, Lewis & Co. ("Glass Lewis") publishes a voting recommendation that differs from the Board's recommendation with respect to any proposal (other than proposals related to director elections, removals or replacements, or the issuance of equity in connection with employee compensation) submitted to stockholders at any Stockholder Meeting, the Investor Parties will be permitted to vote, or deliver consents or consent revocations with respect to, any shares beneficially owned by such Investor Party or its Affiliates in accordance with such ISS or Glass Lewis recommendation;

provided, _further_, that the Investor Parties may vote in their discretion on any proposal involving an Extraordinary Transaction or the implementation of takeover defenses not in existence as of the Effective Date. Each Investor Party shall take all actions necessary (including, but not limited to, by calling back loaned out shares) to ensure that such Investor Party and its Affiliates has voting power for each share beneficially owned by it or its Affiliates on the record date for each Stockholder Meeting, excluding any options or derivatives held by any Investor Party or its Affiliates as of any such record date.

(b) Upon the Company's written request, each Investor Party shall provide the Company with written confirmation and evidence of its compliance with this Section 2 no later than two (2) Business Days prior to the applicable Stockholder Meeting.

3. **Standstill**. Until the Termination Date, except as otherwise provided in this Agreement, without the prior written consent of the Board, the Investor Parties shall not, and shall cause their respective Affiliates not to, directly or indirectly:

(a) acquire, offer or seek to acquire, agree to acquire, or acquire rights or options to acquire (except by way of equity grants received as directors of the Company, stock dividends or other distributions or offerings made available to holders of Voting Securities generally on a pro rata basis or pursuant to an Extraordinary Transaction), whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any securities of the Company (other than through a broad-based market basket or index), any rights decoupled from the underlying securities of the Company, or any derivative securities, contracts or instruments in any way related to the price of shares of Common Stock, that would result in the Investor Parties beneficially owning more than 15% of the then outstanding shares of Voting Securities;

(b) sell, assign, or otherwise transfer or dispose of shares of Common Stock, or any rights decoupled from such shares, beneficially owned by them, to any Third Party that, to the Investor Parties' knowledge (after due inquiry, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including, but not limited to, information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, as such term is defined under Rule 12b-2 under the Exchange Act ("Associates"), owning, controlling or otherwise having any beneficial or other ownership interest of, in the aggregate, more than 4.9% of the shares of Common Stock outstanding at such time or would increase the beneficial ownership interest of any Third Party who, collectively with its Affiliates and Associates, has a beneficial or other ownership interest of, in the aggregate, more than 4.9% of the shares of Common Stock outstanding at such time, except for Schedule 13G filers that are mutual funds, pension funds, index funds or investment fund managers with no known history of activism or known plans to engage in activism;

(c) (i) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Stockholder Meeting at which the Company's directors are to be elected; (ii) knowingly initiate, encourage, assist or participate in any solicitation of proxies, consents or consent revocations in respect of any election contest or removal contest with respect to the Company's directors; (iii) knowingly submit, initiate, make or be a proponent of any stockholder proposal for consideration at, or bring any other business before,

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any Stockholder Meeting; (iv) knowingly initiate, encourage, assist or participate in any solicitation of proxies, consents or consent revocations in respect of any stockholder proposal for consideration at, or other business brought before, any Stockholder Meeting; or (v) knowingly initiate, encourage, assist or participate in any "withhold" or similar campaign with respect to any proposal for consideration at, or other business brought before, any Stockholder Meeting; or (vi) call or seek to call, or request the call of, or initiate a consent solicitation or consent revocation solicitation with respect to, alone or in concert with others, any Stockholder Meeting, whether or not such a Stockholder Meeting is permitted by the Charter and the Bylaws of the Company;

(d)   (i) form, join or in any way participate in any group or agreement of any kind with respect to any Voting Securities, other than any such group or agreement solely among the Investor Parties, (ii) grant any proxy, consent or other authority to vote with respect to any matters to be voted on by the Company's stockholders (other than to the named proxies included in the Company's proxy card for any meeting of the Company's stockholders or any stockholder action by written consent or in accordance with this Agreement), or (iii) deposit or agree to deposit any Voting Securities or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust, agreement or similar arrangement or otherwise subject any Voting Securities to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement, or agreement that is solely among the Investor Parties; provided, however, that nothing herein shall limit the ability of an Affiliate of a member of the Investor Parties to join or in any way participate in a "group" solely among members of the Investor Parties and their Affiliates, so long as any such Affiliate agrees to be subject to, and bound by, the terms and conditions of this Agreement and, if required under the Exchange Act, files a Schedule 13D or an amendment thereof, as applicable, within two (2) Business Days after disclosing that the Investor Parties has formed a group with such Affiliate;

(e)   knowingly seek to advise, influence or encourage any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company (other than any advice, influence or encouragement that is consistent with the Board's recommendation in connection with such matter);

(f)   make any request for the Company's stockholder list materials or other books and records;

(g)   (i) make any proposal with respect to or (ii) make any statement or otherwise knowingly seek to encourage, advise or assist any person in so encouraging or advising with respect to: (A) any change in the composition, number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization, dividend policy, or share repurchase programs or practices of the Company, (C) any other change in the Company's management, governance, business, operations, strategy, corporate structure, affairs or policies, (D) any Extraordinary Transaction, (E) amending or waiving any provision of the Charter or Bylaws, or any actions that may impede or facilitate the acquisition of control of the Company by any person, (F) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (G) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(h)   effect or seek to effect, offer or propose to effect, cause or participate in, knowingly assist or facilitate any other person to effect or seek, offer or propose to effect or indicate an interest or participate in, or act in any way that would reasonably be expected to result in or require a public announcement or disclosure related to, any (i) material acquisition of any assets or businesses of the Company or any of its subsidiaries; (ii) tender offer, exchange offer, merger, acquisition, share exchange or other business combination involving any of the Voting Securities or any of the material assets or businesses of the Company or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution or other material transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(i)   publicly disclose any vote, delivery of consents or consent revocations, or failure to deliver consents or consent revocations, as applicable, by the Investor Parties against the voting recommendations of the Board in connection with a Stockholder Meeting;

(j)   comment publicly about any director or the Company's management, policies, strategy, operations, financial results or any transactions involving the Company or any of its subsidiaries;

(k)   make or in any way advance any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement, other than through non-public communication with the Company that would not reasonably be expected to trigger public disclosure obligations for any of the Parties;

(l)   take any action challenging the validity or enforceability of any provision this Agreement; or

(m)   enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to any of the foregoing, or knowingly advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

provided, however, that nothing set forth in this Agreement, including, but not limited to, the restrictions in this Section 3, shall prevent the Investor Parties from (i) making any statement to the extent required by applicable law, rule or regulation or legal process, subpoena or legal requirement from any Governmental Authority with competent jurisdiction over the Party from whom information is sought, (ii) communicating privately with the Company's directors or executive officers on any matter directly or indirectly relating to the Company, so long as such private communications would not reasonably be expected to trigger public disclosure obligations for any Party, (iii) tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as the other stockholders of the Company or from participating in any such transaction that has been approved by the Board, (iv) identifying potential director candidates to serve on the Board, so long as such actions do not create, and that the Investor Parties' would not reasonably expect to create, a public disclosure obligation for the Investor Parties or the Company, are not publicly disclosed by the Investor Parties or their Affiliates and are undertaken on a basis reasonably designed to be confidential, or (v) communicating privately with stockholders of the Company or others when such communication is not made with an intent to otherwise violate, and would not be reasonably expected to result in a violation of, any provision of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to limit, in any way, the exercise by any of the New Directors of such person's fiduciary duties in such person's capacity as a director of the Company.

4.   **Mutual Non-Disparagement**.

(a)   Until the Termination Date, without the prior written consent of the other Party, neither Party shall, nor shall it permit any of its Representatives to, directly or indirectly, in any capacity or manner, make, transmit or otherwise communicate any public statement of any kind, whether verbal, in writing, electronically transferred or otherwise, including, but not limited to, any member of the media, that might reasonably be construed to be derogatory or constitute an ad hominem attack on, or otherwise disparage or defame the other Party or such other Party's Affiliates, subsidiaries, their respective businesses, or their respective current or former directors, officers, or employees.

(b)   The restrictions in Section 4(a) shall not (i) apply to (A) any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the Party from whom information is sought, in each case to the extent required, (B) any statement made in connection with any action to enforce this Agreement, or (C) any disclosure that such Party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (ii) prohibit any Party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any Governmental Authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

(c)   The restrictions in Section 4(a) shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Section 4(a), if such statement by the other Party was made in breach of this Agreement.

5.   **No Litigation**. Each Party hereby covenants and agrees that, prior to the Termination Date, it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue, or assist any other person to threaten or initiate any lawsuit, claim, or proceeding before any Governmental Authority (each, a "Legal Proceeding") against the other Party or any of its Representatives, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement, (b) counterclaims with respect to any proceeding initiated by or on behalf of one Party or its Affiliates against the other Party or its Affiliates or (c) any Legal Proceeding with respect to claims of fraud in connection with, arising out of or related to this Agreement; provided, however, that the foregoing shall not prevent any Party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a "Legal Requirement") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of, or at the direct or indirect suggestion of such Party or any of its Representatives; provided, further, that in the event any Party or any of its Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each

Party represents and warrants that, as of the Effective Date, it has not filed any Legal Proceeding against the other Party.

6.   **Public Statements; SEC Filings**.

(a)   Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release (the "Press Release") substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release, neither the Company nor the Investor Parties shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party, except to the extent required by applicable law or the rules of any national securities exchange.

(b)   Within four (4) Business Days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the "Form 8-K"). The Company shall provide the Investor Parties and their Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to it being filed with the SEC and consider in good faith any comments of the Investor Parties and their Representatives.

(c)   Within two (2) Business Days following the date of this Agreement, the Investor Parties shall file with the SEC an amendment to that certain Schedule 13D, filed with the SEC on July 3, 2023, as amended by subsequent Schedule 13D/A filings since then, setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the "Investor Parties Schedule 13D Amendment"). The disclosures in the Investor Parties Schedule 13D Amendment shall be consistent with the terms of this Agreement. The Investor Parties shall provide the Company and its Representatives with a reasonable opportunity to review and comment on the Investor Parties Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

(d)   Except for the Press Release, the filing of the Form 8-K and the Investor Parties Schedule 13D Amendment, no Party shall make any public statements (including, but not limited to, any filing required under the Exchange Act) about the subject matter of this Agreement or the other Party, except as required by law, Legal Requirement or applicable stock exchange listing rules or with the prior written consent of the other Party and otherwise in accordance with this Agreement.

7.   **Representations and Warranties**.

(a)   Each of the Investor Parties represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by such Investor Party, constitutes a valid and binding obligation and agreement of such Investor Party and is enforceable against such Investor Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. Each of the Investor Parties represents that

(i) if such Investor Party is not a natural person, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of its organizational documents as currently in effect and (ii) the execution, delivery and performance of this Agreement by it does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document (if such Investor Party is not a natural person), agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound. Each of the Investor Parties agrees, represents and warrants that it has not entered into any arrangement or understanding with the First New Director with respect to serving as a director of the Company that has not been publicly disclosed in that certain Schedule 13D, filed with the SEC July 3, 2023, as amended by subsequent Schedule 13D/A filings since then. The Investor Parties represent and warrant that, as of the Effective Date, they beneficially own an aggregate of 1,544,647 shares of Common Stock and have voting power over an aggregate of 1,544,647 shares of Common Stock.

(b)   The Company represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. The Company represents and warrants that (i) the execution and delivery of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect and (ii) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

8.   **Termination**.

(a)   This Agreement shall remain in effect until the thirtieth (30th) day before the deadline under the Bylaws for director nominations and stockholder proposals for the 2026 Annual Meeting of Stockholders of the Company (including any adjournments, postponements, reschedulings or continuations thereof and any meeting which may be called in lieu thereof); provided, however, that if on or before October 25, 2024 (i) the First New Director provides the Company with written notice of the First New Director's resignation from the Board (other than for death or disability) and (ii) the Investor Parties provide the Company with written notice to terminate this Agreement, then (A) the First New Director's resignation shall then become immediately effective and this Agreement shall terminate thirty (30) days before the deadline under the Bylaws for director nominations and stockholder proposals for the 2025 Annual Meeting and (B) the Investor Parties shall not issue any public communication to the Company's stockholders prior to December 24, 2024 except as otherwise required by applicable law. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, if Section 8(a)(i) and (ii) are satisfied, then the Company shall have no obligation to appoint the Second New Director to the Board.

(b)   If this Agreement is terminated in accordance with this Section 8, this Agreement shall forthwith become null and void, but (i) no termination shall relieve any Party from liability for any breach of this Agreement prior to such termination and (ii) Section 9 through Section 14 shall survive the termination of this Agreement.

9.   **Expenses**. Each Party shall be responsible for its own fees and expenses (including, but not limited to, attorney and accounting fees) in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall pay to the Investor Parties an amount not to exceed $100,000 in the aggregate, as reimbursement for reasonable, documented fees and expenses incurred in connection with the Investor Parties' engagement with the Company to date and the negotiation and execution of this Agreement and related filings.

10.   **Notices**. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending, if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving Party by electronic mail; (c) one (1) Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:

> Universal Electronics Inc.
> 15147 N. Scottsdale Road, Suite H300
> Scottsdale, Arizona 85254-2494
> Attn: Richard A. Firehammer, Jr., Senior Vice President and General Counsel
> Email: rfirehammer@uei.com

with mandatory copies (which shall not constitute notice) to:

> Vinson & Elkins L.L.P.
> 1114 Avenue of the Americas, 32nd Floor
> New York, NY 10036
> Attn: Lawrence S. Elbaum
>   C. Patrick Gadson
>
> Email: lelbaum@velaw.com

pgadson@velaw.com

If to the Investor Parties:

Toro 18 Holdings LLC
c/o Immersion Corporation
2999 N. E. 191st Street, Suite 610
Aventura, Florida 33180
Attn: Eric Singer
Email: singer@immersion.com

with a mandatory copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attn: Elizabeth Gonzalez-Sussman, Esq.
Email: egonzalez@olshanlaw.com

11.   **Governing Law; Jurisdiction; Jury Waiver**. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflict of laws principles. The Parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware and any appellate court thereof (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware and any appellate court thereof will have jurisdiction. Each Party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in those courts in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in those courts has been brought in any inconvenient forum. Each Party consents to accept service of process in any such Legal Proceeding by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 10. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

12.   **Specific Performance**. Each Party to this Agreement acknowledges and agrees that the other Party may be irreparably injured by an actual breach of this Agreement by the first-mentioned Party or its Representatives and that monetary remedies (including, but not limited to, as related to breaches of this Agreement by any of the Investor Parties or their Affiliates, repayment by the Investor Parties to the Company of the amount paid to the Investor Parties by the Company pursuant to Section 9) would be inadequate to protect either Party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the Parties under this Agreement, each Party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief, without the necessity of posting a bond or other security, if the other Party or any of its Representatives breaches or threatens to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the non-breaching Party.

13.   **Certain Definitions and Interpretations**. As used in this Agreement:

(a)   "Affiliate" (and any plural thereof) has the meanings ascribed to such term under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates of any applicable person or entity referred to in this Agreement; provided, however, that, for purposes of this Agreement, none of the Investor Parties shall be an Affiliate of the Company and the Company shall not be an Affiliate of any of the Investor Parties;

(b)   "beneficial ownership," "group," "person," "proxy" and "solicitation" (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder; provided, that the meaning of "solicitation" shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2 under the Exchange Act;

(c)   "Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(d)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(e)   "Extraordinary Transaction" means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, spin-off, recapitalization, financing, restructuring, or other transaction with a Third Party.

(f)   "Governmental Authority" means any federal, state, local, municipal, or foreign government and any political subdivision thereof, any authority, bureau, commission, department, board, official, or other instrumentality of such government or political subdivision, any self-regulatory organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), including, but not limited to, the SEC and its staff, and any court of competent jurisdiction.

(g)   "Minimum Ownership Threshold" shall mean 10% of the then outstanding Voting Securities.

(h)   "other Party" means, with respect to the Company, the Investor Parties, and with respect to the Investor Parties, the Company;

(i)   "Representatives" means (i) a person's Affiliates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other

13

advisors, agents and other representatives, in each case, acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates;

(j)   "SEC" means the U.S. Securities and Exchange Commission;

(k)   "Stockholder Meeting" means each annual or special meeting of stockholders of the Company, or any action by written consent of the Company's stockholders in lieu thereof, and any adjournment, postponement, rescheduling, continuation or meeting held in lieu thereof;

(l)   "Third Party" refers to any person that is not a Party, a member of the Board, a director or officer of the Company, or legal counsel to either Party; and

(m)   "Voting Securities" means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

In this Agreement, unless a clear contrary intention appears, (i) the word "including" (in its various forms) means "including, but not limited to;" (ii) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word "or" is not exclusive; (iv) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (v) whenever the context requires, references to any gender shall include each other gender.

14.   **Miscellaneous**.

(a)   This Agreement, including all exhibits hereto, contains the entire agreement between the Parties and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

(b)   This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

(c)   This Agreement shall not be assignable by operation of law or otherwise by a Party without the consent of the other Party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

(d)   Neither the failure nor any delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f)   Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each Party.

(g)   This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" ("<u>.pdf</u>") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h)   Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i)   The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

<p align="center">*[Signature Pages Follow]*</p>

IN WITNESS WHEREOF, each of the Parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

THE COMPANY:

Universal Electronics Inc.

By: /s/ Paul D. Arling
Name: Paul D. Arling
Title: Chairman and Chief Executive Officer

THE INVESTOR PARTIES:

Toro 18 Holdings LLC

By: <u>/s/ Eric Singer</u>
Name: Eric Singer
Title: President and CEO

Immersion Corporation

By: <u>/s/ Eric Singer</u>
Name: Eric Singer
Title: President, CEO and Chairman

William C. Martin

<u>/s/ William C. Martin</u>

Eric Singer

<u>/s/ Eric Singer</u>

EXHIBIT A

CONFIDENTIALITY AGREEMENT

UNIVERSAL ELECTRONICS INC.
15147 N. Scottsdale Road, Suite H300
Scottsdale, Arizona 85254-2494

December 21, 2023

To: Toro 18 Holdings LLC ("Toro 18"), Immersion Corporation ("Immersion"), William C. Martin and Eric Singer (collectively, the "Investor Parties" or "you")

Ladies and Gentlemen:

This letter agreement shall become effective upon the execution by Universal Electronics Inc. (the "Company") and all of the Investor Parties of the signature pages hereto. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Cooperation Agreement (the "Cooperation Agreement"), dated as of December 21, 2023, by and among the Company and the Investor Parties. Subject to the terms of, and in accordance with, this letter agreement, Mr. Singer or any Replacement for him (the "Investor Parties Director") may, if and to the extent he or she desires to do so, disclose information that he or she learns in his or her capacity as a member of the Board of Directors of the Company (the "Board") to you solely to assist the Investor Parties in the evaluation of its investment in the Company and may discuss such information with you, subject to the terms and conditions of this letter agreement. As a result, you may receive certain non-public information regarding the Company and its subsidiaries. You acknowledge that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which would harm the Company, its shareholders and its subsidiaries. In consideration for, and as a condition of, such information being furnished to you, you agree to treat any and all information concerning or relating to the Company or any of its current or former affiliates or subsidiaries that is furnished to you (regardless of the manner in which it is furnished, including, but not limited to, in written or electronic format or orally, gathered by visual inspection or otherwise) by the Investor Parties Director, or by or on behalf of the Company, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, "Evaluation Material"), in accordance with the provisions of this letter agreement, and to take or abstain from taking the other actions hereinafter set forth.

1.   The term "Evaluation Material" does not include information that (a) is already in the Investor Parties' or Specified Personnel's (as defined below) lawful possession prior to receiving such information from the Company or a Company Representative (as defined below) hereunder, (b) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or any Specified Personnel in violation of this letter agreement or any other obligation of confidentiality, (c) is received from a source other than the Investor Parties Director, the Company or any of the Company's or its Affiliates' or subsidiaries' directors, officers, employees, agents, representatives, attorneys or advisors (collectively, the "Company Representatives"), or (d) is or was independently developed by you or your Affiliates without the use of or reference to any Evaluation Material or otherwise in violation of the terms of this letter

agreement; provided, that in the case of clauses (a) or (c) above, the source of such information was not believed by you, after reasonable inquiry, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company, its subsidiaries or any other person with respect to such information at the time the information was disclosed to you.

2. You will (a) keep the Evaluation Material strictly confidential and use the Evaluation Material solely for the purpose of evaluating the Investor Parties' investment in the Company, and (b) not disclose to any person any of the Evaluation Material in any manner whatsoever without the prior written consent of the Company; provided, however, that you may privately disclose any of such information to certain persons identified on Schedule A hereto (including the acknowledgment contained therein) (the "Specified Personnel") and/or internal and outside legal counsel of the Investor Parties who (i) have a reasonable need to know such information for the purpose described herein, (ii) are advised of the terms of this letter agreement, the confidential nature of the Evaluation Material and directed to keep such information confidential in accordance with the terms hereof and (iii) directed to keep such information strictly confidential. The Investor Parties agree to be responsible for any breach of the terms of this letter agreement by such Specified Personnel or legal counsel applicable to such persons as if they were party hereto. The Investor Parties Director shall not disclose to you (1) any information of a third party in the possession of the Company or any of its subsidiaries that, based on advice of legal counsel, the Company or any of its subsidiaries is prohibited from disclosing pursuant to any contractual or other legal obligation or duty of confidentiality to such third party of which the Investor Parties Director has previously been notified or (2) any legal advice provided by external or internal counsel to the Company or any of its subsidiaries if it is reasonably likely that such disclosure would constitute or result in a waiver of the Company's or any of its subsidiaries' attorney-client privilege or attorney work-product privilege (both with respect to internal and external legal counsel) that is identified as such to the Investor Parties Director by or on behalf of the Company or any of its subsidiaries.

3. Notwithstanding anything to the contrary herein, you, the Specified Personnel and/or legal counsel may disclose Evaluation Material without liability under this letter agreement to the extent such disclosure is required in connection with an applicable subpoena, legal process or other legal, regulatory or judicial requirement; provided, that you will promptly notify (except where such notice would be legally prohibited) the Company in writing so that the Company may seek a protective order or other appropriate remedy (and if the Company seeks such an order, you will provide such reasonable cooperation as the Company shall reasonably request), at the Company's sole cost and expense. Notwithstanding the foregoing, no such notice shall be required in the case of disclosure required by a routine audit or regulatory or administrative review not (a) specifically related to any Evaluation Material, the Company, or your interactions with the Company and (b) reasonably anticipated to require the disclosure of any Evaluation Material. Nothing herein shall be deemed to prevent you from honoring a subpoena, legal process or other legal, regulatory or judicial requirement that seeks or requires discovery, disclosure or production of the Evaluation Material if (i) you produce or disclose only that portion of the Evaluation Material which your outside legal counsel advises you in writing (e-mail being sufficient) is legally required to be so produced or disclosed and you inform the recipient of such Evaluation Material of the existence of this letter agreement and the confidential nature of such Evaluation Material; or (ii) the Company consents in writing to having the Evaluation Material produced or disclosed

pursuant to the subpoena, legal process or other legal, regulatory or judicial requirement. In no event will you oppose action by the Company to obtain, at the Company's sole cost and expense, a protective order or other relief to prevent the disclosure of the Evaluation Material or to obtain reliable assurance that confidential treatment will be afforded to the Evaluation Material. It is understood that there shall be no "legal requirement" requiring you to disclose any Evaluation Material solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling, or engaging in derivative transactions with respect to, the Voting Securities or otherwise proposing or making an offer to do any of the foregoing or making any offer, including, but not limited to, any tender offer, or you would be unable to file any proxy materials in compliance with Section 14(a) of the Exchange Act. Before filing any Schedule 13D or amendment thereto pursuant to Section 13(d) of the Exchange Act with the SEC or any other filing with any governmental or regulatory authority in which you intend to include Evaluation Material that you believe is legally required to be included in such a filing, you will provide the Company with a reasonable opportunity to review and comment on such filing prior to it being filed with the SEC or such governmental or regulatory authority and consider in good faith any comments of the Company.

4.   You acknowledge that (a) none of the Company or any of the Company's Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and (b) none of the Company or any of the Company's Representatives shall have any liability to you or to any person relating to or resulting from the use or content of the Evaluation Material or any errors therein or omissions therefrom. This letter agreement shall not create any obligation on the part of the Company or any of the Company's Representatives to provide you with any Evaluation Material, nor shall it entitle you to participate in any meeting of the Board or any committee thereof. You shall not directly or indirectly initiate contact or communication with any executive or employee of, or advisor to, the Company or any of its subsidiaries concerning any Evaluation Material without the prior written consent of the Company; provided, however, that the restrictions set forth in this sentence shall not apply to the Investor Parties Director in his or her capacity as a director of the Company.

5.   All Evaluation Material is and shall remain the property of the Company and its subsidiaries. You shall not by virtue of the Investor Parties Director's or the Company's disclosure of and/or your use of any Evaluation Material acquire any rights with respect thereto, all of which rights (including, but not limited to, all intellectual property rights) shall remain exclusively with the Company and its subsidiaries. At any time after the date on which the Investor Parties Director is not a director of the Company, upon the request of the Company for any reason, you will promptly return to the Company or destroy all tangible Evaluation Material in your possession and permanently erase or delete all electronic copies of Evaluation Material in your possession or control (and, upon the request of the Company, shall promptly certify in writing to the Company that such Evaluation Material has been returned, destroyed, erased, or deleted, as the case may be); provided, however, that notwithstanding this paragraph 5, the obligation to return or destroy Evaluation Material shall not cover information that is (a) automatically maintained on routine computer system backup storage devices, (b) retained pursuant to internal document retention policies or (c) retained to the extent necessary to comply with applicable rules, laws, regulations or professional standards; provided that such materials referenced in this sentence shall remain subject to confidentiality obligations under this Agreement applicable to Evaluation Material. For the avoidance of doubt, the retention of any Evaluation Material consistent with this paragraph 5,

will not in and of itself establish that you have any duty to the Company or the Company Representatives under applicable law that would restrict you from purchasing, selling or otherwise trading securities of the Company.

6.   You hereby acknowledge that the Evaluation Material may constitute material non-public information under applicable federal and state securities laws and that U.S. securities laws impose restrictions on trading securities when in possession of such information and on communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in such securities.

7.   You hereby represent and warrant to the Company that (a) you have all necessary legal capacity to execute and deliver this letter agreement and to perform your obligations hereunder, (b) this letter agreement has been duly and validly executed and delivered by you, and is a valid and binding obligation enforceable against you in accordance with its terms, and (c) the execution, delivery and performance of this letter agreement by you does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to you, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of any material agreement, contract, commitment, understanding or arrangement to which you are a party or by which you are bound.

8.   Any waiver by the Company of a breach of any provision of this letter agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this letter agreement. The failure of the Company to insist upon strict adherence to any term of this letter agreement on one or more occasions shall not be considered a waiver or deprive the Company of the right thereafter to insist upon strict adherence to that term or any other term of this letter agreement.

9.   You acknowledge and agree that the value of the Evaluation Material to the Company is unique and substantial, but may be impractical or difficult to assess in monetary terms. You further acknowledge and agree that in the event of an actual or threatened violation of this letter agreement, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, you acknowledge and agree that, in addition to any and all other remedies which may be available to the Company at law or equity, the Company shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement exclusively in the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, the United States District Court for the District of Delaware and any appellate court thereof. In the event that any action shall be brought in equity to enforce the provisions of this letter agreement, you shall not allege, and you hereby waive the defense, that there is an adequate remedy at law.

10.   Each of the parties hereto hereby irrevocably submits with regard to any such suit, claim, action or proceeding for themselves and in respect of their property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that they will not bring any suit, claim, action or proceeding relating to enforce this letter agreement in any court other than the aforesaid courts. Consistent with the preceding sentence, each of the parties hereto

hereby (a) agrees that service of process will be validly effected by sending notice in accordance with <u>paragraph 12</u> below, (b) irrevocably waives and releases, and agrees not to assert by way of motion, defense, or otherwise, in or with respect to any such suit, claim, action or proceeding, whether actual or potential, known or unknown, suspected or unsuspected, based upon past or future events, now existing or coming into existence in the future, that (i) such suit, claim, action or proceeding is not subject to the subject matter jurisdiction of at least one of the aforesaid courts, (ii) its property is exempt or immune from attachment or execution in the State of Delaware, (iii) such suit, claim, action or proceeding in such aforesaid courts is brought in an inconvenient forum, (iv) the venue of such suit, claim, action or proceeding is improper, or (v) this letter agreement or the transactions contemplated by this letter agreement may not be enforced in or by any of the aforesaid courts; and (c) agrees not to move to transfer any such suit, claim, action or proceeding to a court other than any of the aforesaid courts. THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

11.   This letter agreement and the Cooperation Agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof and this letter agreement may be amended only by an agreement in writing executed by the parties hereto.

12.   All notices, consents, determinations, waivers, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) upon receipt, when delivered personally; (b) upon receipt, when sent by electronic mail (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be the same addresses set forth in Section 10 of the Cooperation Agreement.

13.   If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

14.   This letter agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in ".pdf" form) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

15.   This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of the Company.

16.   The Investor Parties shall cause any Replacement for the Investor Parties Director appointed pursuant to Section 1(c) (*Replacement Rights*) of the Cooperation Agreement to execute and deliver to the Company a counterpart to this letter agreement, a form of which is attached hereto as <u>Schedule B</u>, prior to sharing any Evaluation Material, to the extent such Replacement is not otherwise a party hereto.

17.   This letter agreement shall expire eighteen (18) months from the date on which the Investor Parties Director ceases to be a director of the Company; except that you shall maintain in accordance with the confidentiality obligations set forth herein any Evaluation Material (a) constituting trade secrets for such time as such information constitutes a trade secret of the Company or any its subsidiaries as defined under 18 U.S.C. § 1839(3) and (b) retained pursuant to <u>paragraph 5</u>.

18.   No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

<p align="center">[Signature Pages Follow]</p>

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned.

Very truly yours,

UNIVERSAL ELECTRONICS INC.

By: _____

Name: Paul D. Arling_____

Title: Chairman and Chief Executive Officer_____

Accepted and agreed as of
the date first written above:

TORO 18 HOLDINGS LLC

By: _____
Name: _____
Title:

IMMERSION CORPORATION

By: _____
Name: _____
Title: _____

_____
ERIC SINGER

_____
WILLIAM C. MARTIN

SCHEDULE A

1) The following members of the board of directors of Immersion Corporation: Eric Singer, Emily S. Hoffman, William C. Martin, Frederick Wasch and Elias Nader

2) The following named executive officers of Immersion Corporation: Eric Singer, J. Michael Dodson, and William C. Martin

The Investor Parties acknowledge that they shall provide the Company with written notice of any changes to this Schedule A. In the event any officers or directors are added to this list, written notice to the Company must be given at least five business days prior to any such officer or director being provided with Evaluation Material.

SCHEDULE B

JOINDER AGREEMENT

Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, Arizona 85254-2494

Ladies and Gentlemen:

      Reference is made to the letter agreement, dated as of [   ] (the "<u>Agreement</u>"), by and between Universal Electronics Inc. and each of the parties signatory thereto, a copy of which is attached hereto.

      The undersigned hereby acknowledges and agrees to be bound by, and subject to, in his or her capacity as an "Investor Parties Director" (as defined in the Agreement), all sections and/or paragraphs of the Agreement that are applicable to the Investor Parties Director.

                                  Very truly yours,

                                  _____

                                  [Investor Parties Director's Name]

EXHIBIT B



Universal Electronics Inc. Announces Cooperation Agreement with Immersion Corporation

Appoints Eric Singer to the Board and Reaffirms Commitment to Strong Corporate Governance and Enhancing Stockholder Value

SCOTTSDALE, Ariz. — (BUSINESS WIRE)—December 22, 2023—Universal Electronics Inc. (the "Company" or "UEI") (NASDAQ: UEIC), the global leader in wireless universal control solutions for home entertainment and smart home devices, today announced that it has entered into a cooperation agreement (the "Agreement") with Immersion Corporation ("Immersion") and certain of its affiliates.

Under the terms of the Agreement, the Company's board of directors (the "Board") has appointed Eric Singer, President, Chief Executive Officer and Chairman of Immersion, as a new independent director, to serve as a Class II director, filling an existing vacancy on the Board. In addition, the Board appointed Mr. Singer to the Board's Compensation Committee and will nominate Mr. Singer for election to the Board at the Company's 2024 annual meeting of stockholders.

Additionally, under the terms of the Agreement, Immersion has the right to identify one additional member for appointment to the Board effective immediately following the Company's 2025 annual meeting of stockholders, subject to certain conditions, including, among other things, Immersion's continued ownership of a specified minimum number of shares of the Company's common stock and the additional director satisfying the Company's and Nasdaq's independence standards. During the term of the Agreement, Immersion has agreed to customary standstill provisions and voting commitments.

The Agreement is the latest step that the Company has taken to demonstrate its commitment to maintaining strong corporate governance and enhancing value for all stockholders. Earlier this year, the Board elected William Mulligan as Lead Independent Director of the Board.

"We are pleased to have reached this amicable agreement with Immersion," said Paul D. Arling, the Company's Chairman of the Board and Chief Executive Officer. "Eric has significant public company experience as a director and is a welcomed addition to our Board as we work towards a common goal of increasing the Company's profitability, accelerating its long-term growth and maximizing stockholder value. The Company looks forward to leveraging Eric's expertise as we continue to position the Company for value creation."

"Immersion appreciates the engagement we have had with the Board and management team of UEI over the last several months," said Mr. Singer. "I am excited to join the Board at such a pivotal time. I look forward to working with the Board to help UEI meet its full potential and maximize value for all stockholders."

About Universal Electronics

Universal Electronics Inc. (NASDAQ: UEIC) is the global leader in wireless universal control solutions for home entertainment and smart home devices and designs, develops, manufactures, ships and supports hardware and software control and sensor technology solutions. UEI partners with many Fortune 500 customers, including Comcast Corporation, Vivint Smart Home, Inc., Samsung Electronics Co., Ltd., LG Corporation, Sony Group Corporation and Daikin Industries, Ltd. to serve video, telecommunications, security service providers, television, smart home and HVAC system manufacturers. For over 37 years, UEI has been pioneering breakthrough innovations such as voice control and QuickSet cloud, the world's leading platform for automated set-up and control of devices in the home. For more information, visit www.uei.com.

Contacts

Paul Arling, Chairman & CEO, UEI, 480-530-3000

Investors: Kirsten Chapman, LHA Investor Relations, uei@lhai.com, 415-433-3777

Forward-looking Statements

This press release and accompanying schedules contain "forward-looking statements" within the meaning of federal securities laws, including net sales, profit margin and earnings trends, estimates and assumptions; our expectations about new product introductions; and similar statements concerning anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those we identify below and other risk factors that we identify in our annual report on Form 10-K for the year ended December 31, 2022 and the periodic reports filed and furnished since then. Risks that could affect forward-looking statements in this press release include: increasing the Company's profitability, accelerating the Company's long-term growth, and maximizing shareholder value, all as anticipated by management. Since it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, the above list should not be considered a complete list. Further, any of these factors could cause actual results to differ materially from the expectations we express or imply in this press release. We make these forward-looking statements as of December 22, 2023, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.